UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024
Commission File Number: 1-32575
Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.
Form 20-F ☑ Form 40-F ☐

Correction:
Shell plc (the “Registrant”) filed a report on Form 6-K on March 14, 2024. The Registrant is filing this Form 6-K/A to reflect a correction to the Regulatory release and Shell Energy Transition Strategy 2024. Specifically, the following sentence in the “More value with less emissions: our actions” – “Carbon capture and storage (CCS)” section is revised due to an editorial error: “We are exploring the possibility of increasing CCS capacity at Scotford, initially by 750,000 tonnes a year.” All other information remain unchanged. The full updated announcement is set out below.

The Registrant is filing the following exhibits on this Report on Form 6-K/A, each of which is hereby incorporated by reference:

Exhibit
No.	Description
99.1	Regulatory release - Updated.
99.2	Shell Energy Transition Strategy 2024 - Updated.
This Report on Form 6-K/A is incorporated by reference into:
(a) the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

b) the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Shell plc
(Registrant)

By:	/s/ Caroline J.M. Omloo

Name: Caroline J.M. Omloo
Title: Company Secretary
Date: March 20, 2024